Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 24, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the acquisition of an injectable product portfolio from Eton Pharma”

This is for your information.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:-     New York Stock Exchange Inc.(Stock Code :RDY)

             NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories announces the acquisition
of an injectable product portfolio from Eton Pharma

Hyderabad, India and Princeton, NJ, USA. June 24, 2022 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has acquired a portfolio of branded and generic injectable products from Deer Park, Illinois, based Eton Pharmaceuticals, Inc. (NASDAQ: ETON).

The portfolio includes the Biorphen® (phenylephrine hydrocholoride) Injection and Rezipres® (ephedrine hydrochloride) Injection NDAs with nine separate combinations of strengths and presentations and one first-to-file approved ANDA for Cysteine Hydrochloride for the U.S. One strength each of Biorphen® and Rezipres® are currently commercially available in the U.S. The acquisition will complement Dr. Reddy’s U.S. institutional business with limited competition injectable products.

Under the terms of the agreement, Dr. Reddy’s acquired the Eton portfolio for an upfront payment of approximately $5 million in cash, plus contingent payments of up to $45 million. The acquisition supports Dr. Reddy’s efforts to accelerate and expand affordable medications for patients.

“Long before the COVID-19 pandemic, there have been concerns about access to some critical care products for hospitals and health systems. This acquisition provides our North America organization with a foundational footprint to help address products that are not always readily available for patients,” says Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s. “For these and many other reasons, I believe we are well-positioned to integrate the portfolio and grow the business.”

The value of total addressable market for these products in the U.S. is approximately $174 million for the calendar year ending in April 2022 according to IQVIA.

*IQVIA Retail and Non-Retail MAT April 2022

RDY-0622-419

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.